SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SEPTEMBER TRAFFIC GROWS 4%
TO OVER 20.1M GUESTS

Ryanair today (Fri, 2 Oct.) released its Sep. 2026 traffic stats as follows:

	Sep. 25	Sep. 26	Change
Guests	19.4m	20.1m	+4%
L. Fact	94%	94%	-

 Ryanair operated over 111,700 flights in Sep. Over 1,000 flights cancelled due to another UK ATC system collapse, Belgian ATC strikes, and Mt. Etna eruptions.

Rolling	Sep. 25	Sep. 26	Change
Guests	203.9m	215.1m	+5%
L. Fact	94%	94%	-

ENDS For further info please contact:	Ryanair Press Office T: +353-1-9451799 E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 October, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary